Exhibit (a)(5)(D)

Pharmacosmos Group and G1 Therapeutics Announce Expiration of Hart-Scott-Rodino Waiting Period

HOLBAEK, DENMARK and RESEARCH TRIANGLE PARK, NC, September 5, 2024 – Pharmacosmos A/S, a leader in the development of innovative treatments for patients suffering from iron deficiency and iron deficiency anemia, and G1 Therapeutics, Inc. (Nasdaq: GTHX), a commercial-stage oncology company focused on delivering next-generation therapies that improve the lives of those affected by cancer, today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) relating to Pharmacosmos’ previously announced acquisition of G1 Therapeutics. The expiration of the waiting period occurred at 11:59 p.m. EST on September 4, 2024.

As previously announced, on August 7, 2024, Pharmacosmos A/S and G1 Therapeutics, Inc. entered into a definitive merger agreement under which Pharmacosmos A/S, through its U.S. subsidiary Pharmacosmos Therapeutics Inc., will acquire all outstanding shares of G1 Therapeutics common stock for U.S. $7.15 per share in cash for a total equity value of approximately $405 million, which represents a 68% premium to G1’s closing share price on August 6, 2024 and a 133% premium to G1’s prior 30-day volume weighted average price.

Expiration of the HSR Act waiting period satisfies one of the conditions to consummate the tender offer, which remains subject to other customary closing conditions, including the tender of shares which represent at least a majority of the total number of G1’s outstanding shares of common stock. Unless the tender offer is extended, the offer will expire one minute after 11:59 p.m. New York City time, on September 17, 2024.

Pharmacosmos Group

Pharmacosmos A/S, headquartered in Holbaek, Denmark, and founded in 1965, is a highly specialised company focused on carbohydrate chemistry and a global leader in the development of innovative treatments for patients suffering from iron deficiency and iron deficiency anaemia. With companies in the UK, Ireland, Nordics, Germany, the USA, and China, as well as through partners, Pharmacosmos markets its products around the world. With a strong and ongoing commitment to R&D, Pharmacosmos is able to leverage a unique carbohydrate production platform along with deep expertise in the synthesis of iron-carbohydrate complexes. The Pharmacosmos Group has more than 500 employees.

About G1 Therapeutics

G1 Therapeutics, Inc. is a commercial-stage oncology biopharmaceutical company whose mission is to develop and deliver next-generation therapies that improve the lives of those affected by cancer, including the Company’s first commercial product, COSELA® (trilaciclib). G1’s goal is to provide innovative therapeutic advances for people living with cancer. G1 is based in Research Triangle Park, N.C. For additional information, please visit www.g1therapeutics.com and follow us on X (formerly known as Twitter) @G1Therapeutics and LinkedIn.

G1 Therapeutics® and the G1 Therapeutics logo and COSELA® and the COSELA logo are trademarks of G1 Therapeutics, Inc.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the proposed acquisition of G1 by Pharmacosmos, the expected timetable for completing the transaction, and G1’s future financial or operating performance. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained herein, including, without limitation: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of G1’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vi) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the transaction, and/or potential difficulties in employee retention as a result of the proposed transaction; (vii) G1’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) G1’s dependence on the commercial success of COSELA (trilaciclib); (x) the inherent uncertainties associated with developing new products or technologies and operating as commercial stage company; (xi) chemotherapy shortages; and (xii) other risks identified in G1’s SEC filings, including G1’s Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the SEC. G1 cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. G1 disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer referred to in this communication commenced on August 20, 2024, with the filing of a Schedule TO by Pharmacosmos and its acquisition subsidiary and a Schedule 14D-9 solicitation/recommendation statement by G1. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY G1’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement have been mailed to G1’s stockholders free of charge.

A free copy of the tender offer statement and the solicitation/recommendation statement may be obtained by all stockholders of G1 by accessing https://investor.g1therapeutics.com or by contacting Investor Relations at ir@g1therapeutics.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

###

Pharmacosmos A/S Contact:

Christian Lundquist Madsen

VP Global Marketing & Communication

+45 5948 5959

clm@pharmacosmos.com

G1 Therapeutics Contacts:

Will Roberts

Communications Officer

Vice President, Investor Relations and Corporate Communications

(919) 907-1944

wroberts@g1therapeutics.com

3